UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29206 / April 9, 2010

_____
                                                          :
In the Matter of   :
                                                          :
SeaCo Ltd.   :
22 Victoria Street   :
P.O. Box HM 1179   :
Hamilton HM EX   :
Bermuda   :
                                                          :
(812-13753)   :
_____:

ORDER UNDER SECTION 3(b)(2) OF THE INVESTMENT COMPANY ACT OF
1940

SeaCo Ltd. filed an application on February 9, 2010, and amendments to the application
on March 4, 2010 and March 16, 2010, requesting an order under section 3(b)(2) of the
Investment Company Act of 1940 (the "Act"). The order would declare that applicant is
primarily engaged in a business other than that of investing, reinvesting, owning, holding
or trading in securities. Applicant is in the shipping container business.

On March 17, 2010, a notice of the filing of the application was issued (Investment
Company Act Release No. 29176). The notice gave interested persons an opportunity to
request a hearing and stated that an order disposing of the application would be issued
unless a hearing was ordered. No request for a hearing has been filed, and the
Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in
the application, as amended, that applicant is primarily engaged in a business other than
that of investing, reinvesting, owning, holding or trading in securities.

Accordingly,

IT IS ORDERED, under section 3(b)(2) of the Act, that the declaration requested by SeaCo Ltd. (File No. 812-13753) is granted, effective immediately.

For the Commission, by the Division of Investment Management, under delegated authority.


Florence E. Harmon
Deputy Secretary
